Exhibit 99.127

For Immediate Release	March 17, 2021

The Valens Company and Verse Cannabis Roll Out Products at Medical Cannabis by Shoppers Inc.

Select products from the Verse Originals and Verse Concentrates lines will be available in the coming weeks across Canada through the national medical cannabis retail platform

Kelowna, B.C., March 17, 2021 – The Valens Company Inc. (TSX: VLNS) (OTCQX: VLNCF) (the “Company” or “The Valens Company”), a leading manufacturer of cannabis products, today announced that it will be distributing select products from its partner Verse Cannabis (“Verse”) to the Medical Cannabis by Shoppers™ platform. Products have been selected from each Verse Cannabis line, Verse Originals and Verse Concentrates, which are custom manufactured by Valens and aim to bring premium quality offerings to Canadian consumers at affordable prices.

From the Verse Concentrates line, Medical Cannabis by Shoppers will feature Verse Crumble, derived from an indica- dominant White Rhino strain, with pinene, myrcene, and caryophyllene terpenes that create a fruity and piney aroma. Extracted with Valens’ proprietary hydrocarbon method, the 1g product features a broad spectrum of cannabinoids and has a honeycomb-like consistency. At approximately 75-80 percent THC, this crumble was created for an experienced consumer and comes in a non-reactive glass container to preserve freshness. It is the first crumble product and one of few concentrate products available in the Medical Cannabis by Shoppers platform.

Medical Cannabis by Shoppers will also offer vape cartridges in a variety of flavours and terpene-rich blends from the popular Verse Originals line, including:

•	Tropic Lemon, a top-selling, sativa-dominant blend inspired by Lemon Jack and Tropic Thunder cultivars.

•	Summer Berry, an indica-dominant blend inspired by Blue Zkittles and Watermelon OG cultivars.

•	Mandarin Mint, a sativa-dominant blend inspired by Tangie and Thin Mint GSC cultivars.

•	Sunset Peach, a sativa-dominant blend inspired by Peach Ozz and Strawberry Ice cultivars.

“Since launching last year, Verse Cannabis’ products have stood out in the Canadian recreational market for their quality and price point despite only being available at select provincial retailers. Offering these popular products through a national cannabis retail platform like Medical Cannabis by Shoppers gives patients across the country increased accessibility to our partner’s differentiated product offerings,” said Tyler Robson, Chief Executive Officer, Co-Founder and Chair of The Valens Company. “We are pleased that Medical Cannabis by Shoppers is encouraged by the continued consumer demand we’ve seen for these products with other retailers, and this rollout demonstrates the strategic value that Valens strives to bring its partners through its far-reaching distribution network and manufacturing excellence.”

In partnership, Valens and Verse expect to launch additional formats on the platform, including soft chews and pre- rolls, in the coming quarters.

About The Valens Company

The Valens Company is a leading manufacturer of cannabis products with a mission to bring the benefits of cannabis to the world. The Company provides proprietary cannabis processing services across five core technologies, in addition to best-in-class product development, formulation and manufacturing of cannabis consumer packaged goods.

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www.thevalenscompany.com

The Valens Company’s high-quality products are exclusively formulated for the medical, therapeutic, health and wellness, and recreational consumer segments, and are offered across numerous product formats, including oils, vapes, concentrates, edibles and topicals, as well as pre-rolls, with a focus on next-generation product development and innovation. Its breakthrough patented emulsification technology, SōRSE™ by Valens, converts cannabis oil into water-soluble emulsions for seamless integration into a variety of product formats, allowing for near-perfect dosing, stability, and taste. In partnership with brand houses, consumer packaged goods companies and licensed cannabis producers around the globe, the Company continues to grow its diverse product portfolio in alignment with evolving cannabis consumer preferences in key markets. Through its wholly owned subsidiary Valens Labs Ltd., the Company is setting the standard in cannabis testing and research and development with Canada’s only ISO17025 accredited analytical services lab, named The Centre of Excellence in Plant-Based Science by partner and scientific world leader Thermo Fisher Scientific. Discover more on The Valens Company and its subsidiaries at http://www.thevalenscompany.com.

About Verse

Introducing Verse

There is a clear need in the marketplace for Verse. On the one hand, beautifully branded and marketed flower- based brands line the shelves of cannabis stores nationwide. On the other hand, quality-obsessed craft products, fill the needs of those demanding more, but at a high price.

This is where the idea for Verse was born. An assortment of the highest quality cannabinoid-based Gen2 products accessible to all. A brand whose North Star would always be innovation and quality but values like realness and honesty would trump frills and gimmicks.

Like the verse of a song or poem, where creativity follows the rules of rhythm to become attractive to its listener, so does Verse, combining creative innovation with the rules of science to engineer extraordinary experiences for consumers.

For further information, please contact:

Jeff Fallows

The Valens Company

Investor Relations

ir@thevalenscompany.com

1 647.956.8254

KCSA Strategic Communications

Phil Carlson / Elizabeth Barker

VLNS@kcsa.com

1 212.896.1233 / 1 212.896.1203

Media

KCSA Strategic Communications

Anne Donohoe adonohoe@kcsa.com

1 212.896.1265

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www.thevalenscompany.com

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Notice regarding Forward Looking Statements

All information included in this press release, including any information as to the future financial or operating performance and other statements of The Valens Company that express management’s expectations or estimates of future performance, other than statements of historical fact, constitute forward-looking information or forward-looking statements within the meaning of applicable securities laws and are based on expectations, estimates and projections as of the date hereof. Forward-looking statements are included for the purpose of providing information about management’s current expectations and plans relating to the future. Wherever possible, words such as “plans”, “expects”, “scheduled”, “trends”, “indications”, “potential”, “estimates”, “predicts”, “anticipate”, “to establish”, “believe”, “intend”, “ability to”, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, or are "likely" to be taken, occur or be achieved, or the negative of these words or other variations thereof, have been used to identify such forward-looking information. Specific forward-looking statements include, without limitation, all disclosure regarding future results of operations, economic conditions and anticipated courses of action. Investors and other parties are advised that there is not necessarily any correlation between the number of SKUs manufactured and shipped and revenue and profit, and undue reliance should not be placed on such information.

The risks and uncertainties that may affect forward-looking statements include, among others, regulatory risk, United States border crossing and travel bans, reliance on licenses, expansion of facilities, competition, dependence on supply of cannabis and reliance on other key inputs, dependence on senior management and key personnel, general business risk and liability, regulation of the cannabis industry, change in laws, regulations and guidelines, compliance with laws, reliance on a single facility, limited operating history, vulnerability to rising energy costs, unfavourable publicity or consumer perception, product liability, risks related to intellectual property, product recalls, difficulties with forecasts, management of growth and litigation, many of which are beyond the control of The Valens Company. For a more comprehensive discussion of the risks faced by The Valens Company, and which may cause the actual financial results, performance or achievements of The Valens Company to be materially different from estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to The Valens Company’s latest Annual Information Form filed with Canadian securities regulatory authorities at www.sedar.com or on The Valens Company’s website at www.thevalenscompany.com. The risks described in such Annual Information Form are hereby incorporated by reference herein. Although the forward-looking statements contained herein reflect management's current beliefs and reasonable assumptions based upon information available to management as of the date hereof, The Valens Company cannot be certain that actual results will be consistent with such forward-looking information. The Valens Company cautions you not to place undue reliance upon any such forward-looking statements. The Valens Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law. Nothing herein should be construed as either an offer to sell or a solicitation to buy or sell securities of The Valens Company.

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www.thevalenscompany.com

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